Exhibit 99.98

VERSES

VERSES Promotes Hari Thiruvengada PhD to Chief Product Officer

Company Shifting Focus from Technology Startup to Product Driven Scaleup

VANCOUVER, British Columbia, May 01, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, announces that Hari Thiruvengada has been promoted to Chief Product Officer as the Company aggressively focuses on shipping its flagship product, Genius™.

Dr. Thiruvengada was previously VP of Product and the promotion follows the Company's commercial progression, with an emphasis on the upcoming launch of Genius™, VERSES' Intelligence as a Service platform. Prior to joining VERSES Dr. Thiruvengada was at Honeywell in various positions including Director of Product Management, Director of User Experience and Global Design Director. During his tenure he launched Honeywell's first WiFi connected thermostat family of products with mobile app as well as leading initiatives in material handling, robotics, SaaS and data analytics.

"I started my career in research and gravitated towards product management because I thoroughly enjoy nurturing emerging technologies into useful tools," says Dr. Thiruvengada. "I am pleased to apply my experience along with the discipline and rigor of product development to mature our research and technologies into commercial software."

"Hari is the ideal person to unite and lead research, product, and engineering into our next phase of growth," said VERSES CEO, Gabriel René. "His leadership and experience shipping product aligns perfectly with our transformation from a technology centric startup to a product driven scaleup."

Hari has a PhD in Industrial Engineering & Human Factors and an M.S. in Computer Science from Penn State as well as over 2 decades of research development and product management. The Chief Product Officer role replaces the role of Chief Technology Officer, held by Jason Fox who is no longer with the company.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120